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CUSIP NO. 22662K108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

                        22662K108

(CUSIP Number)

_________

Allan D. Keel

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

           September 19, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

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CUSIP NO. 22662K108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allan D. Keel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 817,310 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 817,310 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,310 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 5,796,994 shares of Common Stock outstanding as of September 8, 2008 (including 533,350 shares of Common Stock to be issued pursuant to restricted stock award agreements, including to the Reporting Person).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 22662K108

              This Amendment No. 1 to Schedule 13D amends and supplements items 4(a), 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission on or about May 1, 2008 (the “Initial 13D”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows.

Item 4. Purpose of Transaction

(a)    This Schedule 13D is being filed due to the forfeiture of employee stock options to purchase 540,000 shares of Common Stock at an exercise price of $17.00 per share (the “$17.00 Options”) granted to the Reporting Person in exchange for 270,000 shares of unvested Common Stock granted pursuant to the Company’s 2005 Stock Incentive Plan and a restricted stock award agreement. The Company granted the $17.00 Options to the Reporting Person in conjunction with the commencement of his employment with the Company and pursuant to a stock option agreement. The $17.00 Options vested and became exercisable with respect to 15% of the shares on the first anniversary of the grant date, 25% of the shares on the second anniversary of the grant date and 25% of the shares on the third anniversary of the grant date, and an additional 35% of the shares would have become vested and exercisable on the fourth anniversary of the grant date, at which time the granted options would have been fully vested and exercisable. Of the 270,000 shares of unvested Common Stock received by the Reporting Person, 12.5% will vest on each of first, second, third and fourth anniversary of the grant date, and the remaining 50% will vest on the fifth anniversary of the grant date.

Item 5. Interest in Securities of Issuer

(a) and (b)         The Reporting Person beneficially owns 817,310 shares of Common Stock, which includes 270,000 shares of unvested Common Stock held directly received pursuant to a restricted stock award described in item 6 below, 43,560 shares of Common Stock underlying 600 shares of the Company’s Series G Preferred Stock and options to acquire 438,750 shares of Common Stock that vested as follows: 101,250 shares on February 28, 2006, 168,750 shares on February 28, 2007 and 168,750 shares on February 28, 2008.

The Reporting Person’s current beneficial ownership represents approximately 13.0% of the shares of the Common Stock, based upon 5,796,994 shares of Common Stock issued and outstanding as of September 8, 2008 (including 533,350 shares of common stock to be issued pursuant to restricted stock award agreements, including to the Reporting Person), plus 438,750 shares of Common Stock which may be received upon exercise of options and 43,560 shares which may be received upon conversion of securities beneficially owned by the Reporting Person. The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by him.

(c) Except as set forth herein the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

On September 8, 2008, the Reporting Person received, pursuant to a restricted stock award, 270,000 shares of unvested Common Stock, which will vest in the following increments: 12.5% on each of the first, second, third and fourth anniversary of the grant date, and the remaining 50% on the fifth anniversary of the grant date.

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CUSIP NO. 22662K108

Under the Reporting Person’s restricted stock award, in the event of a change of control, termination by the Company without cause or death or disability, the Reporting Person’s unvested restricted stock will become fully vested.

The description contained in this Item 6 of the restricted stock award agreement is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits

99(a)	Form of executive officer restricted stock grant (incorporated by reference to exhibit 99.1 of the Company’s current report on Form 8-K filed on September 11, 2008)

CUSIP NO. 22662K108                                                                                                                            Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 19, 2008

/s/ Allan D. Keel
Allan D. Keel

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Exhibit Index

Name of Exhibit

99(a)	Form of executive officer restricted stock grant (incorporated by reference to exhibit 99.1 of the Company’s current report on Form 8-K filed on September 11, 2008)